Thompson Hine LLP
1919 M Street, N.W., Suite 700
Washington, D.C. 20036-1600

August 11, 2016

John M. Ganley, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Morgan Creek Global Equity Long/Short Institutional Fund (the “Fund”) File Nos. 333-210843 & 811-22461

Dear Mr. Ganley:

On July 28, 2016, we received the following comments related to the POS 8C filing made with the Securities and Exchange Commission (“SEC”) on July 20, 2016 from you and Jason Fox, a Staff Accountant at the SEC. We also received subsequent verbal comments clarifying these comments. This letter contains an updated response to comments 2, 3, 4 and 8, as well as presenting the responses to the other comments that were unchanged. For your convenience, your comments are summarized below and each comment is followed by our response.

Comment No. 1. Please confirm that the cover page of the Prospectus will be revised to contain the following statements:

•	An investment in the Fund should be considered a speculative investment that entails substantial risks, including but not limited to loss of capital.

•	The share of the Fund ("Shares") will not be listed on any securities exchange and it is not anticipated that a secondary market for the Shares will develop.

•	The Shares are subject to substantial restrictions on transferability and resale and may not be transferred or resold except as permitted under the Agreement and Declaration of Trust of the Fund.

•
Although the Fund may offer to repurchase Shares from time to time, Shares will not be redeemable at an investor's sole option nor are they exchangeable for shares or units of any other fund. As a result, an investor may not be able to sell or otherwise liquidate his or her Shares in a timely manner or at all, or may liquidate his or her Shares below the investor's initial purchase price.

John M. Ganley, Esq.

August 11, 2016

•
Shares are appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment and for whom an investment in the Fund does not constitute a complete investment program.

•
The Fund, in the sole discretion of the Fund's Board of Trustees, may choose to conduct quarterly tender offers for amounts generally up to 10% to 25% of the net assets of the Fund at that time; however, there can be no assurance that any such tender offers will be conducted on a quarterly basis or at all.

Response. The above disclosure will be added to the cover page of the Fund’s Prospectus when it files a definitive prospectus pursuant to Rule 497 of the Securities Act of 1933.

Comment No. 2. Please note that the acquisition date of restricted securities is required to be included in the Schedule of Investments of a registered investment company’s financial statements.

Response. The term restricted securities for purposes of the federal securities laws is generally used in connection with whether a purchaser of unregistered securities issued by a company raising capital is engaged in the distribution of securities and thus an underwriter of such securities. The Fund’s acquisition of interests in private funds is a not the typical of transaction in which underwriter issues are traditionally raised. The Fund notes the SEC comment for future filings with respect to the disclosure of the acquisition date of private fund securities acquired by the Fund.

Comment No. 3. FASB ASC 815 provides guidance on derivatives and hedging transactions including the purchase of options.

Response. The Fund notes this comment in connection with the reporting of derivatives including options in future financial statements prepared for the Fund. Going forward, it will deem options to be derivatives for these purposes.

Comment No. 4. Private funds may require investors to make commitments to make future purchases of the interests in the private fund interests. Does the Fund make unfunded commitments to invest in private funds?

Response. The Fund may make commitments to private funds where 100% of that commitment may not be funded up front; however this is generally not a common occurrence. The Fund currently has two investments that are not 100% funded. Consistent with GAAP, the Fund will disclose these unfunded commitments in its future financial reports.

Comment No. 5. In the Schedule of Investments of the Fund’s financial statements, the Fund reports the liquidity of its private fund investments (e.g., monthly or quarterly) and the next available redemption date. Please make sure that the reporting of liquidity and the next available redemption date are consistent for each private fund investment that is reported.

John M. Ganley, Esq.

August 11, 2016

Response. The information about liquidity and next available redemption date in the most recent financial statements is accurate. Please note that some private funds require longer notice periods than other private funds. As a result, the next redemption available date for two private funds that, for example, permit monthly redemptions may differ if the private funds have different notice requirements.

Comment No. 6. Note 2 of the Fund’s financial statements reports the tax character of distributions paid during the Fund’s fiscal year. Please note that the presentation should be a 2-year presentation.

Response. The Fund notes this comment in connection with future financial statements prepared for the Fund.

Comment No. 7. Note 5 of the Fund’s financial statements report Share activities during the Fund’s fiscal year . Please note that the presentation should be a 2-year presentation.

Response. The Fund notes this comment in connection with future financial statements prepared for the Fund.

Comment No. 8. In the Fund’s Financial Highlights table, please confirm the Fund’s ratio of total expenses after expense reimbursement and management fee reduction.

Response. The Fund adjusted the ratio of total expenses after expense reimbursement and management fee reduction in the fee table of the Prospectus that was filed on July 29, 2016. The Fund made this adjustment after using a different methodology to calculate this ratio. When preparing future financial statements of the Fund, including those included in the Fund's semi-annual and annual reports, the Fund will continue to use this revised methodology.

The Fund has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.	The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

John M. Ganley, Esq.

August 11, 2016

If you have any questions or need further information, please call me at (202) 973-2727.

Sincerely,

/s/ Bibb L. Strench

Bibb L. Strench